EXHIBIT 21.1

Subsidiaries of J.Crew Group, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Name under which Subsidiary Does Business
J.Crew Operating Corp.	Delaware	J.Crew Operating Corp.
J.Crew Inc.	Delaware	J.Crew Inc.
Grace Holmes, Inc.	Delaware	J.Crew Retail Stores
H.F.D. No. 55, Inc.	Delaware	J.Crew Factory Stores
Madewell Inc.	Delaware	Madewell Retail Stores
J.Crew Virginia, Inc.	Virginia	J.Crew Virginia, Inc.
J.Crew International, Inc.	Delaware	J.Crew International, Inc.
J.Crew Canada Inc.	Ontario	J.Crew Canada Inc.
J.Crew U.K. Limited.	United Kingdom	J.Crew U.K. Limited
J.Crew Japan, Ltd.	Japan	J.Crew Japan, Ltd.